EXHIBIT 21 — SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation

WidePoint NBIL, Inc.	Illinois

WidePoint IL, Inc.	Illinois

Chesapeake Government Technologies, Inc.	Delaware

Operational Research Consultants, Inc.	Virginia

iSYS LLC	Virginia

Protexx Acquisition Corporation	Delaware